WGNB Corp.
201 Maple Street
P.O. Box 280
Carrollton, Georgia 30117
October 7, 2005
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549
Attn:          Angela Jackson
                   Margaret Fitzgerald

Re:	WGNB Corp. (the “Company”)
Form 10-K for the fiscal year ended December 31, 2004
File No. 000-30805
Dear Ms. Jackson and Ms. Fitzgerald:
We are in receipt of the Staff’s comments to the Company’s Form 10-K for the fiscal year ended December 31, 2004 (“2004 10-K”), conveyed to us by letter dated September 26, 2005. Set forth below are the Company’s responses to each of the Staff’s comments. For your convenience, the Staff’s comments are reproduced in their entirety in bold below, and the Company’s responses thereto are set forth after each comment.
Consolidated Statement of Earnings, page F-4
1.	Please explain to us your accounting policy for mortgage origination fees. In addition, tell us how your classification of mortgage origination fees as other income is consistent with paragraph 5 of SFAS 91.
Response: We believe a brief description of how mortgage origination fees are earned will be helpful in understanding the Company’s accounting treatment of those mortgage origination fees. All mortgage origination fees that are classified as “other income” are generated by our residential mortgage department. Those mortgages are funded by third party investors. While the Company originates these loans to FNMA standards, the loans themselves are underwritten, approved and funded by third party investors on a non-recourse basis. WGNB Corp does not own these loans and, therefore, the loan origination fees related to those loans are not subject to deferral under SFAS 91.
In some instances the Company does originate loans for its own loan portfolio and those origination fees are deferred to the extent they exceed our cost to originate (see “Summary of Significant Accounting Policies, Loans and Allowance for Loan Loss” — page F-10 of our 2004 10-K) and recognized on the interest method over the life of the loan in accordance with SFAS 91. Those loan fees are classified as a component of total interest income.
Therefore, it is the Company’s policy to defer mortgage origination fees for loans it retains as required by SFAS 91 but, with respect to fees for loans it originates but does not own or service, the Company accounts for these fees as other income. We believe the Company properly accounts for its loan fees and that our disclosure in the 2004 10-K is accurate.

Summary of Significant Accounting Policies
Derivative Instruments and Hedging Activities, page F-11
2.	Please advise us as follows with respect to the interest rate swap that you have designated as a fair value hedge of your fixed rate convertible FHLB advances:
         · Provide us with and revise future filings to disclose the information required by paragraph 45 of SFAS 133.
Response: Paragraph 45 of SFAS 133 provides as follows:
45.     An entity’s disclosures for every reporting period for which a complete set of financial statements is presented also shall include the following:
a.     For derivative instruments, as well as non-derivative instruments that may give rise to foreign currency transaction gains or losses under Statement 52, that have been designed and have qualified as fair value hedging instruments and for the related hedge items:
(1)     The net gain or loss recognized in earnings during the reporting period representing (a) the amount of hedges’ ineffectiveness and (b) the assessment of the hedge effectiveness, and a description of where the net gain or loss is reported in the statement of income or other financial performance.
Response: The Company’s derivative instrument has not had any ineffectiveness since inception. As a result, we do not believe any additional disclosure is warranted until such time that the hedge becomes ineffective.
(2)     The amount of net gain or loss recognized in earnings when a hedged firm commitment no longer qualifies as a fair value hedge.
Response: The Company has not cancelled its derivative instrument and it continues to qualify for hedge accounting as a fair value hedge under SFAS 133.
•	Identify whether you use the long-haul method, the short-cut method, or matched terms to assess the effectiveness of this hedging strategy.

•	Describe how you assess effectiveness and measure hedge ineffectiveness.

•	If you apply the short cut method of assessing hedge effectiveness, tell us how you determined that this hedge met the conditions of paragraph 68 of SFAS 133 to qualify for such treatment.
Response: WGNB Corp. performs an assessment of its hedge effectiveness on a quarterly basis consistent with its strategy to manage all interest rate risk associated with fixed rate borrowings with the Federal Home Loan Bank (“FHLB”) already in place. The hedge was designed to remain effective throughout its term assuming no calls of the fixed rate FHLB advance being hedged. As of September 30, 2005, management does not expect any calls on fixed rate FHLB advances until after the swap matures. The notional amount of the swap is $30 million as compared to fixed rate FHLB advances of $35 million. The hedged fixed rate FHLB advances bear a weighted average rate of 4.26 percent. Under the swap agreement, WGNB Corp. receives a fixed rate of 3.4% and pays a rate of 90 day LIBOR (currently 3.83 percent). On a quarterly basis, management ensures that the hedged FHLB advances remain outstanding and evaluates the likelihood of a call based upon current and anticipated market interest rates. Should the hedge be deemed to be ineffective, or potentially ineffective, WGNB Corp would recognize the ineffectiveness in the current period earnings and disclose the items detailed in paragraph 45 of SFAS 133. Management does not expect that the effectiveness will ever be less than 80 percent.

In addition, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or comments regarding the Company’s responses to the Staff’s comments set forth above, please do not hesitate to contact the undersigned at (770) 830-2945.

Very truly yours, WGNB CORP.
By:	/s/ Steven J. Haack
Steven J. Haack
Treasurer (Principal Accounting Officer)